                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

     For the fiscal year ended December 31, 2003

                                        Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].

     For the transition period from ________ to ________

                         Commission file number 0-26762

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PEDIATRIX MEDICAL GROUP THRIFT AND PROFIT SHARING PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          PEDIATRIX MEDICAL GROUP, INC.
                              1301 Concord Terrace
                           Sunrise, Florida 33323-2825

PEDIATRIX MEDICAL GROUP
THRIFT AND PROFIT SHARING PLAN
DECEMBER 31, 2003 AND 2002
------------------------------------------------------------------------------


                               TABLE OF CONTENTS

                                                                       PAGE(S)
                                                                       -------
REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM..........1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31,
  2003 and 2002............................................................2

Statements of Changes in Net Assets Available for Benefits for
  the Years Ended December 31, 2003 and 2002...............................3

Notes to Financial Statements............................................4-9

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)............10



* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974 have been omitted because they are not applicable.

       REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM



To the Participants and Administrator of the Pediatrix Medical Group
Thrift and Profit Sharing Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Pediatrix Medical Group Thrift and Profit Sharing Plan as amended and restated (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Ft. Lauderdale, Florida
June 18, 2004

PEDIATRIX MEDICAL GROUP
THRIFT AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------




                                                              2003                2002
                                                           -----------         -----------
ASSETS
Investments, at fair value                                 $87,498,631         $54,993,664
Receivables
    Employer contributions                                   6,044,365           5,598,339
    Participant contributions                                  318,837             347,274
                                                           -----------         -----------
             Total assets                                   93,861,833          60,939,277
LIABILITIES
Distribution payable                                             1,305                  --
                                                           -----------         -----------
             Net assets available for benefits             $93,860,528         $60,939,277
                                                           ===========         ===========






   The accompanying notes are an integral part of these financial statements.

Pediatrix Medical Group
Thrift and Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2003 and 2002
--------------------------------------------------------------------------------




                                                                                2003               2002
                                                                            ------------        ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
    Interest and dividend income                                            $  1,077,410        $    804,648
    Net appreciation (depreciation) in the fair value of investments          15,447,306          (7,776,022)
                                                                            ------------        ------------
             Net investment gain (loss)                                       16,524,716          (6,971,374)
                                                                            ------------        ------------
CONTRIBUTIONS
Employer                                                                       6,044,365           5,598,339
Participants                                                                  12,641,012          10,634,447
                                                                            ------------        ------------
             Total contributions                                              18,685,377          16,232,786
                                                                            ------------        ------------
             Total additions                                                  35,210,093           9,261,412
                                                                            ------------        ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants                                                  2,276,439           2,091,811
Administrative expenses                                                           12,403               8,656
                                                                            ------------        ------------
             Total deductions                                                  2,288,842           2,100,467
                                                                            ------------        ------------
             Net increase prior to transfer from other plan                   32,921,251           7,160,945
                                                                            ------------        ------------
TRANSFER FROM OTHER PLAN
Transfer from Magella Healthcare Inc. 401(k) Plan                                     --           9,185,348
                                                                            ------------        ------------
             Net increase                                                     32,921,251          16,346,293
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                                             60,939,277          44,592,984
                                                                            ------------        ------------
End of year                                                                 $ 93,860,528        $ 60,939,277
                                                                            ============        ============




   The accompanying notes are an integral part of these financial statements.

PEDIATRIX MEDICAL GROUP
THRIFT AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


1.      DESCRIPTION OF PLAN

        Pediatrix Medical Group, Inc. (the "Company") sponsors the Pediatrix Medical Group Thrift and Profit Sharing Plan as amended and restated (the "Plan") which was adopted on January 1, 1991 and restated as amended in November 2002.

        Effective January 2, 2002, the Magella Healthcare Inc. 401(k) Plan (the "Magella Plan") merged with the Plan. Accordingly, all of the assets of the Magella Plan were transferred to the Plan on such date.

        The following description of the Plan is provided for general information purposes only. More complete information regarding items such as vesting, benefit provisions and plan termination may be found in the Plan document which is available to all participants upon request.

        GENERAL

        The Plan is a tax qualified defined contribution plan covering substantially all of the Company's eligible employees and the employees of the professional associations whose operations are consolidated with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        ELIGIBILITY AND ENTRY DATA

        An employee becomes eligible to participate in the Plan on the first day of each calendar quarter after having attained age 21.

        CONTRIBUTIONS

        The Company may, at the discretion of its Board of Directors, contribute for each participant a matching contribution determined annually based on a percentage of the participant's pre-tax contributions. In addition, the Company may also make discretionary profit sharing contributions to the Plan at amounts determined at the end of the Plan year by the Board of Directors.

        Effective April 1, 2002, participants may elect to make voluntary pre-tax contributions up to 60 percent of annual compensation including regular salary and wages, overtime pay, bonuses and commissions through payroll deductions. Previously, participants had the option to make voluntary pre-tax contributions, not to exceed 20 percent of their eligible compensation. Such contributions are excluded from the participant's taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. Contributions are subject to certain limitations. The maximum pre-tax contributions for the years ended December 31, 2003 and 2002 were $12,000 and $11,000, respectively. In addition to any pre-tax contributions, participants may make after tax contributions, not to exceed 10 percent of the participant's compensation.

        The Plan provides that participants who are projected to be age 50 or older by the end of the calendar year and who are making deferral contributions to the Plan may also make catch-up contributions of up to $2,000 and $1,000 during the years ended December 31, 2003 and 2002, respectively.

        ROLLOVERS

        The Plan accepts rollover contributions from other tax-qualified plans for those participants who choose to invest in the Plan.

PEDIATRIX MEDICAL GROUP
THRIFT AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


        PARTICIPANT ACCOUNTS

        Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's discretionary contributions and (b) the Plan's earnings and losses. Allocation of the Plan's earnings or losses in each investment option are made to the individual participant's account based on the ratio of each participant's current account balance in the respective investment option to total Plan participants' account balances in the respective investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        INVESTMENT OPTIONS

        Upon enrollment in the Plan, a participant may direct contributions to the Plan in any of the following investment options at December 31, 2003:

        o Fidelity Fund - Fund seeks to provide long-term capital growth by investing in common stock of large companies.

        o Fidelity Puritan Fund - Fund seeks to provide income and capital growth by investing in a diversified portfolio of domestic and foreign common stocks, preferred stocks and bonds.

        o Fidelity Contrafund - Fund seeks to provide capital appreciation by investing in common stocks of undervalued companies.

        o Fidelity Investment Grade Bond Fund - Fund seeks to provide a high level of current income by investing in investment-grade, fixed-income securities.

        o Fidelity Growth and Income Portfolio - Fund seeks to provide a high total return through a combination of current income and capital appreciation by investing primarily in U.S. and foreign stocks.

        o Fidelity Overseas Fund - Fund seeks to provide long-term growth of capital by investing in foreign securities.

        o Fidelity Blue Chip Growth Fund - Fund seeks to provide long-term capital growth by investing in a diversified portfolio of common stocks of established domestic and foreign companies considered industry leaders.

        o Fidelity Worldwide Fund - Fund seeks to provide capital growth by investing in securities issued anywhere in the world.

        o Fidelity Equity-Income II Fund - Fund seeks to provide reasonable income by investing in income-producing domestic and foreign equity securities.

        o Fidelity Ginnie Mae Fund - Fund seeks to provide high current income by investing in U.S. Government securities and instruments related to U.S. Government securities.

        o Fidelity Managed Income Portfolio - Fund seeks preservation of capital while earning interest income by investing in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities.

        o Spartan U.S. Equity Index Fund - Fund seeks to provide capital appreciation by investing mainly in common stocks included in the S&P 500 and lending securities.

        o Fidelity Retirement Money Market Portfolio - Fund seeks to provide a high level of current income by investing in high quality, short-term money market securities.

PEDIATRIX MEDICAL GROUP
THRIFT AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


        o Pediatrix Stock Fund - Fund seeks to provide an increase in value of this investment over the long term by investing in the common stock of the Company purchased in the open market.

        o Neuberger & Berman Genesis Fund - Trust Class - Fund seeks to provide growth of capital by investing mainly in common stocks of small-cap companies.

        o Invesco Dynamics Fund - Investor Class - Fund seeks to provide an increase in investment over the long-term through capital growth by investing primarily in common stocks of U.S. companies traded on national securities exchanges and the over-the counter market.

        o Fidelity Freedom Income Fund - Fund seeks to provide high current income and, as second objective, capital appreciation by investing in Fidelity stock, bond, and money market mutual funds.

        o Fidelity Freedom 2000 Fund - Fund seeks to provide high total return by investing approximately 23%, 40% and 37% in Fidelity stock, bond, and money market mutual funds, respectively.

        o Fidelity Freedom 2010 Fund - Fund seeks to provide high total returns by investing approximately 45%, 45% and 10% in Fidelity stock, bond, and money market mutual funds, respectively.

        o Fidelity Freedom 2020 Fund - Fund seeks to provide high total returns by investing approximately 70% and 30% in Fidelity stock and bond mutual funds, respectively.

        o Fidelity Freedom 2030 Fund - Fund seeks to provide high total returns by investing approximately 82% and 18% in Fidelity stock and bond mutual funds, respectively.

        o Fidelity Freedom 2040 Fund - Fund seeks to provide high total returns by investing approximately 88% and 12% in Fidelity stock mutual funds and bond mutual funds, respectively.

        PAYMENT OF BENEFITS

        Upon normal retirement, death, disability or termination, participants may elect to receive their vested account balance as a lump-sum distribution; or have their account balance transferred to an individual retirement account or other qualified plan.

        VESTING

        Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the portion of their accounts related to the Company's contribution plus related earnings is based on years of credited service. A participant is fully vested after three years of credited service as follows:

                                                                Vested
              Years of Service                                Percentage
              ----------------                                ----------
                Less than 1                                        0%
                          1                                       30%
                          2                                       60%
                          3                                      100%

PEDIATRIX MEDICAL GROUP
THRIFT AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


        PARTICIPANTS LOANS

        Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000 reduced by the highest outstanding loan balance in their account during the prior twelve month period. The loans are collateralized by the balance in the participant's account and bear interest at rates ranging between 5.25% and 9.0%, which is commensurate with local prevailing rates as determined by the Plan Administrator. Repayments of principal and interest are credited back to the participant's account through payroll deductions on a minimum of a quarterly basis. The term of the loan must not exceed five years, except for qualified home loans, which must not exceed ten years.

        FORFEITURES

        Forfeitures of the non-vested portion of participant's account balances related to the Company's contributions are used to offset future Company contributions. Forfeitures held in the Plan totaled $74,182 and $79,049 at December 31, 2003 and 2002, respectively.

        PLAN TERMINATION

        While the Company has not expressed any intent to terminate the Plan, it reserves the right at any time to amend, modify or terminate the Plan without the consent of any participant or beneficiary. In the event of such termination, the Plan provides that the participants shall become 100 percent vested in their accounts, including all employer contributions.

        PLAN ADMINISTRATION

        The Plan is administered by certain employees of the Company (the "Plan Administrator"). The Plan's assets were maintained by Fidelity Management Trust Company ("Fidelity"), the trustee of the Plan, for the years ended December 31, 2003 and 2002.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF ACCOUNTING

        The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

        USE OF ESTIMATES

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates.

        RISKS AND UNCERTAINTIES

        The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

PEDIATRIX MEDICAL GROUP
THRIFT AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


        INVESTMENT VALUATION AND INCOME RECOGNITION

        The fair value of investments held by the Plan has been determined by the trustee based on quoted market values of publicly traded investments.

        The Plan presents in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. All investment transactions are recorded by the Plan as of the trade date. Gains or losses on sale of investments are determined by the specific identification method. Interest income is recorded as earned on an accrual basis. Dividends are recorded based on the ex-dividend date.

        ADMINISTRATIVE EXPENSES

        All costs incurred in administering the Plan are paid by the Company except for certain broker fees that are paid out of the various investment options.


3.      INVESTMENTS

        The following presents investments that represent 5 percent or more of the Plan's net assets at December 31 at fair value:




                    Description of Investment                            2003              2002
        --------------------------------------------------            -----------        ----------
        Fidelity Fund                                                 $ 5,430,831        $3,628,811
        Fidelity Puritan Fund                                           5,332,485         3,613,806
        Fidelity Contrafund                                             9,287,786         5,609,683
        Fidelity Growth and Income Portfolio                            8,830,951         5,953,842
        Fidelity Blue Chip Growth Fund                                 10,132,331         6,129,323
        Fidelity Equity-Income II Fund                                  6,786,707         4,052,912
        Fidelity Retirement Money Market Portfolio                      5,159,179         3,851,163
        Neuberger & Berman Genesis Fund - Trust Class                   5,010,212             *
        Pediatrix Stock Fund                                            7,140,507         4,627,909



        * Investment did not represent 5% or more of the net assets available for benefits as of the respective year-end.

4.      TAX STATUS

        The Plan is an adoption of the standardized prototype plan written by Fidelity Management & Research Company. The prototype sponsor received a favorable determination letter dated December 5, 2001 in which the Internal Revenue Service stated that the prototype plan, as then designated, was in compliance with applicable requirements of the Internal Revenue Code (the "IRC"). The prototype plan underwent an amendment during 2002 and the Internal Revenue Service issued a favorable determination letter dated October 9, 2003 in which the Internal Revenue Service stated that the amendment did not in and of itself adversely affect the Plan's acceptability under the applicable sections of the IRC. Therefore, the Plan Administrator believes that the Plan was

PEDIATRIX MEDICAL GROUP
THRIFT AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


        qualified and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for federal income taxes has been made.

5.      DISTRIBUTION PAYABLE

        Distribution payable pertains to participant pre-tax contributions which exceed the maximum annual dollar limit as established by the IRC. During the year ended December 31, 2003, the Plan failed two of the discrimination tests and at December 31, 2003, the Plan had a liability for excess contributions of $1,305. Such amount was refunded to the participants by April 15, 2004 in order to bring the Plan into compliance with the IRC. The Plan was in compliance with such discrimination tests for the year ended December 31, 2002.

6.      PARTY-IN-INTEREST TRANSACTIONS

        Certain of the Plan's investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined in the Plan and, therefore, these transactions qualify as party-in-interest. Participants' loans are granted and administered by Fidelity and, therefore, these loan transactions qualify as party-in-interest. The Pediatrix Stock Fund invests in the Company's common stock and, therefore, these investment transactions qualify as party-in-interest. All fees and expenses of the Plan for legal, accounting, recordkeeping and other administrative services are paid by the Company.

7.      RECONCILIATIONS OF FINANCIAL STATEMENTS TO FORM 5500

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31:


                                                                       2003                2002
                                                                   ------------         ------------
        Net assets available for benefits per the
         financial statements                                      $ 93,860,528         $ 60,939,277
        Plus: Benefit claims payable                                      1,305                   --
                                                                   ------------         ------------
        Net assets available for benefits per the Form 5500        $ 93,861,833         $ 60,939,277
                                                                   ============         ============




        Benefit claims payable are recorded on the Form 5500 for distributions requested by participants prior to year-end, but not yet returned as of that date.

PEDIATRIX MEDICAL GROUP
THRIFT AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4I -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
--------------------------------------------------------------------------------




                                                        (c) Description of Investment
           (b) Identity of Issue, Borrower,        Including Maturity Date, Rate of Interest,                         (e) Current
  (a)          Lessor or Similar Party                 Collateral, Par or Maturity Value          (d) Cost **            Value
--------  -------------------------------------   ----------------------------------------------  -----------         -----------

   *      Fidelity Management Trust Company       Fidelity Fund                                                      $   5,430,831
   *      Fidelity Management Trust Company       Fidelity Puritan Fund                                                  5,332,485
   *      Fidelity Management Trust Company       Fidelity Contrafund                                                    9,287,786
   *      Fidelity Management Trust Company       Fidelity Investment Grade Bond Fund                                    3,753,704
   *      Fidelity Management Trust Company       Fidelity Growth and Income Portfolio                                   8,830,951
   *      Fidelity Management Trust Company       Fidelity Overseas Fund                                                 3,338,302
   *      Fidelity Management Trust Company       Fidelity Blue Chip Growth Fund                                        10,132,331
   *      Fidelity Management Trust Company       Fidelity Worldwide Fund                                                3,073,576
   *      Fidelity Management Trust Company       Fidelity Equity-Income II Fund                                         6,786,707
   *      Fidelity Management Trust Company       Fidelity Retirement Money Market Portfolio                             5,159,179
   *      Pediatrix Medical Group, Inc.           Pediatrix Stock Fund                                                   7,140,507
          Invesco Funds Group, Inc.               Invesco Dynamics Fund - Investor Class                                 3,831,938
          Neuberger Berman Management, Inc.       Neuberger & Berman Genesis Fund - Trust Class                          5,010,212
   *      Fidelity Management Trust Company       Fidelity Ginnie Mae Fund                                               1,197,919
   *      Fidelity Management Trust Company       Fidelity Managed Income Portfolio                                      2,954,291
   *      Fidelity Management Trust Company       Spartan U.S. Equity Index Fund                                         2,154,109
   *      Fidelity Management Trust Company       Fidelity Freedom Income Fund                                              94,260
   *      Fidelity Management Trust Company       Fidelity Freedom 2000 Fund                                               150,527
   *      Fidelity Management Trust Company       Fidelity Freedom 2010 Fund                                               940,625
   *      Fidelity Management Trust Company       Fidelity Freedom 2020 Fund                                               857,125
   *      Fidelity Management Trust Company       Fidelity Freedom 2030 Fund                                               797,559
   *      Fidelity Management Trust Company       Fidelity Freedom 2040 Fund                                               144,271
   *      Participants' Loans                     Loans to participants, 5.25 - 9.00%, various
                                                    maturities                                                           1,099,436
                                                                                                                     -------------
                                                                                                                     $  87,498,631
                                                                                                                     =============



--------------------

*      Represents a party-in-interst.
**     Cost omitted for participant directed investments.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             PEDIATRIX MEDICAL GROUP
                             THRIFT AND PROFIT SHARING PLAN

Date: June 28, 2004          By: /s/ Karl B. Wagner
                             ------------------------------------------
                             Name:  Karl B. Wagner
                             Title: Chief Financial Officer, Sponsor

                                  EXHIBIT INDEX

Exhibit No.           Document Description
-----------           --------------------

23.1*                 Consent of PricewaterhouseCoopers LLP


-------
* Filed herewith.